UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission file number 0-30752

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS INDEX

Documents Description

1.	Aeterna Zentaris Receives US$12 Million on Closing of Registered Direct Offering

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Receives US$12 Million on Closing of Registered Direct Offering

Quebec City, Canada, June 21, 2010 — Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”), a late-stage drug development company specialized in oncology and endocrinology, announced today that it has completed its previously announced registered direct offering of US$12.1 million of units comprised of common shares and common share purchase warrants to certain institutional investors. Net proceeds from this offering, after deducting placement agent fees and other offering expenses total approximately US$11.3 million. All of the securities were offered pursuant to an effective shelf registration statement. Proceeds from the transaction will be used to fund the Company’s AEZS-108, AEZS-112 and AEZS-130 programs and for other general corporate and working capital purposes.

Proceeds received in connection with the Company’s previous registered direct offering, completed on April 20, 2010, have been and are being used primarily in connection with perifosine, the Company’s lead oncology compound that is being developed in collaboration with its North American partner, Keryx Biopharmaceuticals, Inc. (NASDAQ: KERX) (“Keryx”), following various positive developments announced with respect to perifosine during the first quarter of 2010.

Dr. Juergen Engel, Ph.D., President and CEO of Aeterna Zentaris stated: “These recent financings, combined with our reduced burn-rate, provide us with a solid financial position to pursue our drug development programs. Our main focus will be on advancing, in collaboration with our partner Keryx, the current Phase 3 trials with perifosine for multiple myeloma and colorectal cancer, on completing the AEZS-108 Phase 2 trial in endometrial cancer and on advancing our AEZS-112 and AEZS-130 programs. We are very encouraged with the positive data recently disclosed for perifosine and AEZS-108 and we look forward to disclosing further results on our compounds and initiating additional clinical trials by year-end.”

As of June 21, 2010 and after issuing approximately 8.8 million common shares at the closing of this offering, the Company had approximately 83.1 common shares issued and outstanding, without giving effect to or assuming the exercise of any outstanding warrants.

A shelf registration statement relating to the common shares and warrants issued in the offering (and the common shares issuable upon exercise of the warrants) has been filed with the

Securities and Exchange Commission (the “SEC”) and has been declared effective. A prospectus supplement relating to the offering was filed with the SEC. Copies of the prospectus supplement and accompanying prospectus may be obtained directly from Aeterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Canada G1P 4P5. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of Aeterna Zentaris’ common shares or warrants. No offer, solicitation or sale will be made in any jurisdiction in which such offer, solicitation or sale is unlawful.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc., (Nasdaq: RODM), acted as the exclusive placement agent for the transaction.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a late-stage drug development company specialized in oncology and endocrine therapy. News releases and additional information are available at www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are required by a governmental authority or applicable law.

Investor Relations

Ginette Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date:	June 23, 2010	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer